Exhibit (a)(5)

CORPORATE RELEASE
STATS ChipPAC Ltd.’s Special Committee Announces
Dispatch of Circular containing Independent Directors’ Recommendations
United States — 3/29/2007, Singapore — 3/30/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, refers to (a) the voluntary conditional cash offer (Offer) announced on March 1, 2007 by Goldman Sachs (Singapore) Pte, for and on behalf of Singapore Technologies Semiconductors Pte Ltd (Offeror); (b) the Company’s announcement on March 13, 2007 of the appointment of Morgan Stanley Dean Witter Asia (Singapore) Pte (Morgan Stanley) as the financial adviser to advise the directors of the Company who are considered independent for the purpose of the Offer (Independent Directors); and (c) the announcement on March 16, 2007 by the Offeror of the dispatch of the Offer to Purchase setting out the terms and conditions of the Offer. A copy of each of these announcements is available at the Singapore Exchange Securities Trading Limited (SGX-ST) website at www.sgx.com and a copy of the Offeror’s announcements and the Company’s announcements are available on Schedule TO and Schedule 14D-9, respectively, at the U.S. Securities Exchange Commission (SEC) website at www.sec.gov.
The Company wishes to inform its security holders that on March 30, 2007, it dispatched a circular (Circular) to its security holders in connection with the Offer. A copy of the Circular is available free of charge at the SGX-ST website at www.sgx.com, at the U.S. Securities Exchange Commission (SEC) website at www.sec.gov, or at our website at www.statschippac.com.
The Circular contains the opinion and advice of Morgan Stanley to the Independent Directors, the determinations and recommendations of the Independent Directors with respect to the Offer and Options Proposal and information for the consideration of the security holders in compliance with Rule 24 of the Singapore Code on Take-overs and Mergers (Code). The Company has also furnished a copy of the Statement of Prospects (referred to in the Circular) and the reports of Morgan Stanley and PricewaterhouseCoopers on the Statement of Prospects (the Reports) required under Rule 25 of the Code on Form 6-K filed with the SEC. Copies of the Statement of Prospects and the Reports are also available at the SGX-ST website at www.sgx.com.
Capitalized terms not defined in this release have the meaning ascribed to them in the Circular.
The determinations and recommendations of the Independent Directors are summarized below. Shareholders, Noteholders and Optionholders should refer to the Circular for additional information regarding these determinations and recommendations and related matters.
As there is no assurance that the Higher Offer Price of S$1.88 per Ordinary Share (or S$18.80 per ADS), which is contingent upon the Offeror acquiring sufficient Offer Shares during the Offer to permit the Offeror to institute a Compulsory Acquisition, will be paid pursuant to the Share Offer, Shareholders should not assume that they would receive more than S$1.75 per Ordinary Share (or S$17.50 per ADS) in the Share Offer, and Noteholders and Optionholders should not assume that they would receive payments determined with reference to a price per Ordinary Share greater than S$1.75 pursuant to the Convertible Notes Offer or the Options Proposal, as applicable.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

(i)	Share Offer
The Independent Directors have determined the Share Offer to be fair to the Company’s shareholders (other than the Offeror, its related corporations and their respective nominees) and recommend that Shareholders accept the Share Offer and tender their Offer Shares pursuant to the Share Offer. The Independent Directors note, however, that Shareholders may have the opportunity to sell their Offer Shares in the market at prices in excess of the Share Offer Price of S$1.75 per Ordinary Share (or S$17.50 per ADS), and that Shareholders who are willing to forego the potential opportunity to receive the Higher Offer Price of S$1.88 per Ordinary Share (or S$18.80 per ADS) may wish to sell their Offer Shares in the market. Shareholders are encouraged to obtain current market quotations for Offer Shares.
(ii)	Convertible Notes Offer
The Independent Directors have decided to remain neutral with respect to the Convertible Notes Offer and recommend that Noteholders make their own decisions as to whether it would be in their best interests, in light of their individual circumstances, to accept the Convertible Notes Offer and tender their Convertible Notes pursuant to the Convertible Notes Offer or to reject the Convertible Notes Offer and refrain from tendering their Convertible Notes pursuant to the Convertible Notes Offer.
(iii)	Options Proposal
The Independent Directors have decided to remain neutral with respect to the Options Proposal and recommend that Optionholders make their own decisions as to whether it would be in their best interests, in light of their individual circumstances, to accept or reject the Options Proposal.
Security holders are urged to read the Circular carefully and in its entirety and in particular to consider Morgan Stanley’s opinion on the Share Offer and the advice on the Convertible Notes Offer and Options Proposal and the factors taken into account by the Independent Directors in formulating their determinations and recommendations.
Shareholders who do not receive the Circular within the next five business days may obtain a copy from:
(i)	the Company at 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059;

(ii)	M&C Services Private Limited at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906; and

(iii)	Depository Receipt Services, Citibank N.A. at 388 Greenwich St., 14th Floor, New York, NY 10013, United States.
Shareholders should note that the Offeror has indicated that the Offer and the withdrawal rights of security holders will expire at 3:30 p.m. Singapore time, 3:30 a.m. New York City time, on Friday, April 13, 2007 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Forward Looking Statements
Certain statements in this release, including statements regarding the expected timing of the expiration of security holders’ withdrawal rights, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual events to differ from our expectations include actions that may be taken by the Company, the Special Committee or third parties in connection with or in response to such tender offer; general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; tender offer by Singapore Technologies Semiconductors Pte Ltd, a subsidiary of Temasek Holdings (Private) Limited (Temasek Holdings); our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests with Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Singapore Contact:
Tham Kah Locke
Tel: (65) 6824 7635, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
US Contacts:
Lisa Lavin
Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com
The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com